DD JG 2/19/16

16003049

SEC
Mail Processing
Section

FEB 18 2016

Washington DC
409

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68714

JG 2/19/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BellMark Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

635 West Lakeside Ave., Suite 606

(No. and Street)

Cleveland, OH 44113

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Conry 216-575-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510 Independence, OH 44113

(Address) (City) (State) (Zip Code)

RECEIVED
2016 FEB 18 PM 1:45
SEC / TM

CHECK ONE:

- X☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, David Gesmondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BellMark Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

JONETTA J. KAPUSTA-DOROGI
Notary Public, State of Ohio - Cuy. Cty.
My Comm. Has No Exp. Date

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLMARK PARTNERS, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BellMark Partners, LLC
Cleveland, Ohio

We have audited the accompanying statement of financial condition of BellMark Partners, LLC (a Delaware corporation), as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of BellMark Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BellMark Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of BellMark Partners, LLC's financial statements. The supplemental information is the responsibility of BellMark Partners, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
February 2, 2016

BELLMARK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

		2015
ASSETS		
Cash and cash equivalents	$	282,714
Accounts receivable, net		43,370
Investments, at fair value		140,120
Furniture and equipment, net		39,831
Prepaid expenses		15,592
Deposits		19,584
Travel and meals billable		4,488
	$	545,699
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	7,071
Accrued expenses		91,979
Note payable		150,000
Total liabilities		249,050
Member's equity		296,649
	$	545,699

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF OPERATIONS
for the Year Ended December 31, 2015

	2015
Revenues:	
Retainer fees	$ 518,216
Success fees	2,887,505
Net gains on firm security investment accounts - including unrealized gains (losses)	645
Miscellaneous Income	113
Total revenues	3,406,479
Expenses:	
Travel	31,002
Personnel	2,220,644
Legal	3,399
Professional	60,739
Rent	89,535
Office	45,917
Telephone	29,535
Advertising	4,756
FINRA	40,346
Charity	3,570
Depreciation	15,800
Other	20,233
Interest Expense	23,285
Total expenses	2,588,761
Net income (loss)	$ 817,718

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2015

Member's equity, January 1, 2015	$	257,735
Net income (loss)		817,718
Distributions to member		(778,804)
Member's equity, December 31, 2015	$	296,649

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CASH FLOWS
for the year ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 817,718
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,800
Unrealized/Realized loss on securities	-
Changes in operating assets and liabilities:	
Accounts receivable	4,772
Decrease in Investments	109,741
Prepaid expenses	(615)
Deposits	(2,101)
Travel and meals billable	(1,049)
Accounts payable	1,043
Accrued expenses	51,764
Net cash provided by operating activities	997,073
Cash flows from investing activities:	
Cash paid for furniture and equipment purchases	(30,795)
Net cash used for investing activities	(30,795)
Cash flows from financing activities:	
Repayment of Note	(150,000)
Distributions to member	(778,804)
Net cash used by financing activities	(928,804)
Net increase in cash and cash equivalents	37,474
Cash and cash equivalents, beginning of year	245,240
Cash and cash equivalents, end of year	$ 282,714
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 23,285

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – BellMark Partners, LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio and Massachusetts, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

Revenue Recognition – For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced. Revenue on fixed fee contracts are recorded as earned.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit and U.S. Treasury Bills with an original maturity of less than 90 days as well as money market accounts to be cash equivalents.

Concentration of Credit Risk – The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2015 the allowance for doubtful accounts was $0.

1. **Summary of Significant Accounting Policies, Continued:**

Investments – Investments are recorded at market value and are considered trading securities. Realized gains and losses (computed by the specific identification method) are included in investment income and any unrealized gains or losses are included in investment appreciation or depreciation. Investments are used as a part of the Company's asset management strategy and may be sold in response to changes in interest rates, the need for liquidity or other factors.

The following is a summary of investments (including cash equivalents) at December 31, 2015:

	Cash Equiv.	Securities	Total
Aggregate cost	115,194	139,970	$ 255,164
Unrealized gain	0	150	150
Aggregate fair value	$115,194	$140,120	$ 255,314

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of financial condition and statement of operations.

Property and Equipment – Property and equipment are recorded at cost. Major additions and betterments are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference is charged or credited to operations.

Income Taxes – The Company is a limited liability company whose taxable income is taxed directly to its member. Accordingly, there is no provision for income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2015 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2015, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2012 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2012 and thereafter.

1. **Summary of Significant Accounting Policies, Continued:**

Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $4,756 in 2015.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through February 2, 2016, the date which the financial statements were available to be issued.

2. **Property and Equipment:**

Property and equipment consist of the following at December 31, 2015:

Office furniture	$ 17,681
Computer equipment	64,892
	82,573
Less accumulated depreciation	42,742
Property and equipment, net	$ 39,831

Depreciation is computed using primarily straight-line methods over the estimated useful lives of the assets, which range from 3 to 5 years. Depreciation expense totaled $15,800 for 2015.

3. **Financing Arrangements:**

In December 2014, the Company and the lender amended and restated the terms of an outstanding note from a family member for a total principal amount of $300,000. The interest rate on the note was 8% and interest only was due for the six (6) month period ended June 30, 2015. During 2015 the Company paid $42,858 of principal along with optional principal payments of $107,142. The Company also made interest payments of $23,285. In December 2015, the Company and the lender amended and restated the terms of the original note. The interest rate is unchanged at 8%. Interest only will accrue for the first six months and beginning in July 2016, the Company will pay monthly principal and interest over a 30 month period commensurate with the maturity of the loan in December 2018. Monthly principal amortization of $5,000 per month will be paid by the Company by the 5th of the month. Prepayment of the loan is at the option of the Company without penalty.

3. **Financing Arrangements, Continued**

Aggregate maturities of long term debt are as follows:

2016	30,000
2017	60,000
2018	60,000
	$150,000

4. **Operating Leases:**

The Company leases its Cleveland, Ohio office facilities from a third party. The Cleveland lease was renegotiated for the period June 1, 2015 through May 31, 2018. The Company also leases an office in Boston, Massachusetts from a third party. The Boston lease was renegotiated in January 2015 and now expires April 30, 2020. Under the terms of these agreements, the Company is responsible for all taxes and assessments on the property, insurance, utilities and repairs and maintenance. Lease expense (including related utilities) under these leases totaled $93,523 in 2015.

The following is a schedule by year of future minimum lease payments required under leases with terms of one year or more as of December 31, 2015:

2016	101,264
2017	104,709
2018	92,481
2019	84,977
2020	28,708
	$412,139

5. Fair Value Measurements:

The Company measures its assets in accordance with fair value standards. These standards provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2015.

Investments - comprise securities measured at Level 1. Investments whose values are based on quoted market prices in active markets are classified within Level 1. These investments generally include a money market fund, U.S. treasury bills and fixed income securities traded on a national securities exchange.

Level 1 investments at fair value carried on the statement of financial condition within the fair value hierarchy as of December 31, 2015 totalled $140,120.

6. **Net Capital Provision of Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $173,720 which was $157,117 in excess of its required net capital of $16,603.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At, December 31, 2015 the ratio was 1.43 to 1.

7. **Retirement Savings Plan:**

The Company participates in an employer Safe Harbor 401(k) Plan covering all employees upon hire and who attain age 21. The Plan permits employees to make pre-tax elective deferrals of their eligible compensation up to IRS limits. The Plan requires a Safe Harbor Contribution equal to 3% of compensation for all eligible employees. The Company has accrued $56,589 for this liability for the year ended December 31, 2015. Additionally, the Plan provides for the Company to make additional Qualified Non-Elective Contributions. The Company did not make any non-elective contributions for the year ended December 31, 2015.

8. **Exemption From Rule 15c3-3:**

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

	2015
Net capital:	
Total member's equity from statement of financial condition	$ 296,649
Less non-allowable assets	(122,865)
Net capital before haircuts on securities	173,784
Haircuts on securities	(64)
Net capital	$ 173,720
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 249,050
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 16,603
Minimum required net capital	$ 5,000
Net capital requirement	$ 16,603
Excess net capital	$ 157,117
Ratio of aggregate indebtedness to net capital	1.43 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2015, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2015

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BellMark Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

635 West Lakeside Ave., Suite 606

(No. and Street)

Cleveland, OH 44113

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Conry 216-575-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510 Independence, OH 44113

(Address) (City) (State) (Zip Code)

CHECK ONE:

X☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Gesmondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BellMark Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

JONETTA J. KAPUSTA-DOROGI
Notary Public, State of Ohio - Cuy. Cty.
My Comm. Has No Exp. Date
0058375

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BellMark Partners, LLC
Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation
December 31, 2015

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of BellMark Partners, LLC
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BellMark Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BellMark Partners, LLC's compliance with the applicable instructions of Form SIPC-7. BellMark Partners, LLC's management is responsible for the BellMark Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference of $759;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger that were prepared by management) supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants
Independence, Ohio

February 2, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*****2249*********************MIXED AADC 220
068714 FINRA DEC
BELLMARK PARTNERS LLC
635 W LAKESIDE AVE APT 606
CLEVELAND OH 44113-1093

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,513

B. Less payment made with SIPC-6 filed (exclude interest) (4,250)

7/16/2015
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,263

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,263

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bellmark Partners, LLC
(Name of Corporation, Partnership or other organization)

Donna Conny
(Authorized Signature)

Dated the 21 day of January, 20 16

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,405,720
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	176
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 470	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	470
Total deductions	646
2d. SIPC Net Operating Revenues	$ 3,405,074
2e. General Assessment @ .0025	$ 8,513

(to page 1, line 2.A.)

BELLMARK PARTNERS, LLC
STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

DECEMBER 31, 2015

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
BellMark Partners, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BellMark Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemptive provisions") and (2) BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemptive provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 2, 2016

BELLMARK PARTNERS, LLC

STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3
for the year ended December 31, 2015

The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of provisions in section 240.15c3-3.

The Company, to the best of our knowledge, met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year, without exception.

BellMark Partners, LLC

I, Donna Conry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Donna Conry

Title: CFO/ FINOP

Date: 2/2/2016